Exhibit 4.5

Notice of Stock Settled Appreciation Right and Agreement	Virage Logic Corporation ID: 77-0416232 47100 Bayside Parkway Fremont, CA 94538

[Name]	Option Number:
[Address]	Plan:
ID:

Effective [            ], you have been granted a(n) Stock Settled Stock Appreciation Rights to buy [            ] shares of Virage Logic Corporation (the Company) stock at $[            ] per share.

The total option price of the shares granted is $[            ].

Shares in each period will become fully vested on the date shown.

Shares	Vest Type	Full Vest	Expiration

By your signature and the Company’s signature below, you and the Company agree that these options are granted under and governed by the terms and conditions of the Company’s 2002 Equity Incentive Plan, as amended, and this agreement, all of which are attached and made a part of this document.

Virage Logic Corporation	Date

Date